Union Bankshares Corporation

212 N. Main Street

Bowling Green, Virginia 22427

September 21, 2007

Mr. Donald Walker, Senior Assistant Chief Accountant

Securities and Exchange Commission

Division of Corporation Finance

Washington D.C. 20549

RE:	Union Bankshares Corporation
Form 10-K for Fiscal Year Ended December 31, 2006
Response Filed September 7, 2007
File No. 000-20293

Dear Mr. Walker:

This letter contains the responses of Union Bankshares Corporation (the “Company”, “we” or “our”) to your letter dated September 20, 2007 regarding the matter above. We received the letter on September 20, 2007. To facilitate your review, we have reproduced, in italics, the paragraph of your letter, which is followed by our response.

Form 10-K for the Fiscal Year ended December 31, 2006

1.	We have reviewed your response to our prior comment 2. We note that the interest rate of the $10.6 million loan was adjusted downward as part of the loan modification. Modification of terms of debt, such as a reduction of stated interest rate, is considered a troubled debt restructuring. Refer to paragraphs 5-7 of SFAS 15. Also, per paragraph 1 of this Statement, a creditor in a troubled debt restructuring involving a modification of terms shall account for the restructured loan in accordance with the provisions of SFAS 114. Please revise where appropriate to follow the SFAS 15 and SFAS 114 guidance for troubled debt restructurings.

In June 2003 the aforementioned loan was placed on nonaccrual status and designated as an impaired loan. At the time (and each quarter since) we performed impairment analysis in accordance with SFAS 114. The loan restructuring noted in our most recent Form 10-K occurred in the first quarter of 2006 and included modifying the interest rate plus the addition of other collateral to this loan relationship. At that point, SFAS 15, paragraphs 5-7 became applicable and the concessions we granted to the borrower deemed this credit relationship a troubled debt restructuring. Since the loan was already on nonaccrual, and after consideration of SFAS 15, paragraphs 5-7, no adjustment was made related to the interest rate reduction. In addition, due to uncertainty surrounding our ability to extract value from the additional collateral, no adjustment was made to reduce our exposure at that time or through December 31, 2006. Our disclosure of this matter was materially correct.

SFAS 114, paragraph 3 amended SFAS 15 to require creditors to measure all loans that are restructured in a troubled debt restructuring involving a modification of terms in accordance with SFAS 114. We followed paragraph 8 of SFAS 114 in recognizing the basis of impairment and, since the loan was collateral dependent, followed paragraph 13 of SFAS 114 in measuring impairment based on the fair value of the collateral. Accordingly, the provisions of SFAS 15 and SFAS 114 have been followed regarding this credit relationship.

Should you have additional questions, please do not hesitate to call me at (804) 632-2112.

Sincerely,

D. Anthony Peay
Executive Vice President and Chief Financial Officer